

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2020

Hongdi Brian Gu
Vice Chairman and President
XPENG INC.
No. 8 Songgang Road, Changxing Street
Cencun, Tianhe District, Guangzhou
Guangdong 510640
People's Republic of China

> **Re: XPENG INC.**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted August 3, 2020**
> **CIK No. 0001810997**

Dear Mr. Gu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted August 3, 2020

ADS holders may not be entitled to a jury trial . . ., , page 62

1. Please expand your revisions to clarify here and on page 183 that investors cannot waive compliance with the federal securities laws, not merely that they will not be deemed to waive such compliance.

Liquidity and Capital Resources, page 92

2. Please revise this section to provide current information. We note, for example, the proceeds raised from the issuance of preferred shares in July 2020. Also, if there are

material changes to the information in the table on page 95 since December 31, 2019, please revise to discuss those changes. See Instruction 1 to Item 5.F of Form 20-F.

<u>Exhibits</u>

3.   Please file the consent of Mr. Donghao Yang, as required by Rule 438 of Regulation C.

 You may contact Kevin Stertzel at (202) 551-3723 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Kevin P. Kennedy